Exhibit 99.1

Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [Redacted] indicates that information has been omitted.

August 29, 2024

VIA EMAIL

Jonathan Evans, President & Chief Executive Officer

Lithium Americas Corp.

3260 – 666 Burrard Street

Vancouver, British Columbia

Canada V6C 2X8

RE: Tranche 2 Transaction

Mr. Evans:

This letter is being delivered further to the recent discussions between Lithium Americas Corp. (“LAC”) and General Motors Holdings LLC (“GM”) regarding the timing of, and obligations of, LAC and GM with respect to, the Tranche 2 Investment contemplated by that certain Subscription Agreement, dated as of October 3, 2023, by and between LAC and GM (the “Tranche 2 Subscription Agreement”), and is intended to reflect the determination of LAC and GM to, among other things, extend certain aspects of the Tranche 2 Subscription Agreement through to December 31, 2024 (the “Extension Period”). All capitalized terms used but not defined herein shall have the meaning ascribed to them as set forth in the Tranche 2 Subscription Agreement.

[Redacted]

In consideration of the mutual covenants and agreements contained herein, LAC and GM agree to the following terms and conditions.

1.	[Redacted].

2.	Additional Agreements Regarding Tranche 2 Subscription. Notwithstanding anything to the contrary contained in the Tranche 2 Subscription Agreement or any Ancillary Agreement:

a.	during the Extension Period:

i.

each of LAC and GM agree that such party shall not deliver a written notice to the other party terminating the Tranche 2 Subscription Agreement pursuant to the terms and conditions set forth in the Tranche 2 Subscription Agreement; provided that the foregoing shall not preclude a party from sending a termination notice during the Extension Period that takes effect immediately after the expiration of the Extension Period (a “Post-Extension Termination Notice”); and

ii.

except as otherwise permitted under paragraph 2b, 2c or 2d of this Side Letter, LAC agrees that it shall not deliver to GM a TP Available Capital Notice and each of LAC and GM agree that such party shall not waive the conditions precedent set forth in Article 4 of the Subscription Agreement, shall not set a Tranche 2 Closing Date and that the Tranche 2 Closing shall not occur;

b.

At any time during the Extension Period, as contemplated by Section 1 in relation to a Change of Control of LAC, GM may, in its sole discretion, deliver written notice to LAC (a “Tranche 2 COC Closing Notice”) that GM desires to consummate the transactions contemplated to take place at the Tranche 2 Closing, including the Tranche 2 Investment, and LAC agrees that upon receipt of a Tranche 2 COC Closing Notice it shall be obligated to consummate the transactions contemplated to take place at the Tranche 2 Closing, including the Tranche 2 Investment, subject to the satisfaction or waiver each of the conditions precedent set forth in Sections 4.2(a), 4.2(b), 4.2(c) and 4.2(d) of the Tranche 2 Subscription Agreement, and upon either of such occurrence, LAC and GM agree that (x) a Tranche 2 COC Closing Notice shall be deemed to be delivered prior to the Outside Date and any Post-Extension Termination Notice will be deemed to be revoked, (y) the Tranche 2 Closing shall take place on the fifteenth (15th) Business Day following delivery of the Tranche 2 Closing COC Notice and (z) the “Outside Date” under the Tranche 2 Subscription Agreement shall be amended to mean the tenth (15th) Business Day following delivery of the Tranche 2 COC Closing Notice;

c.

From and after December 10, 2024 through to the end of the Extension Period, provided that (i) (A) a Loan Arrangement and Reimbursement Agreement by and between Lithium Nevada Corp. and the DOE (the “LARA”) to effect the DOE Loan has been executed and delivered by each of those parties and remains in full effect and in good standing, and (B) all ancillary agreements relating to the DOE Loan have either been executed and delivered simultaneously with the LARA or are in final agreed form with the DOE; and [Redacted], then:

i.

each of LAC and GM may waive all respective conditions to the Tranche 2 Investment and proceed to complete the Tranche 2 Investment upon each party delivering to the other party written confirmation that it consents to proceeding with the Tranche 2 Investment, such consent to be provided in the sole discretion of each respective Party; or

ii.

GM may, in its sole discretion, deliver written notice to LAC (a “Tranche 2 Closing Notice”) that GM desires to consummate the transactions contemplated to take place at the Tranche 2 Closing, including the Tranche 2 Investment, and LAC agrees that upon receipt of a Tranche 2 Closing Notice it shall be obligated to consummate the transactions contemplated to take place at the Tranche 2 Closing, including the Tranche 2 Investment, subject to the satisfaction or waiver each of the conditions precedent set forth in Sections 4.2(a), 4.2(b), 4.2(c) and 4.2(d) of the Tranche 2 Subscription Agreement, and upon either of such occurrence, LAC and GM agree that (x) a Tranche 2 Closing Notice shall be deemed to be delivered prior to the Outside Date and any Post-Extension Termination Notice will be deemed to be revoked, (y) the Tranche 2 Closing shall take place on the fifteenth (15th) Business Day following delivery of the Tranche 2 Closing Notice and (z) the “Outside Date” under the Tranche 2 Subscription Agreement shall be amended to mean the tenth (15th) Business Day following delivery of the Tranche 2 Closing Notice;

d.

From and after December 20, 2024 through to the end of the Extension Period, provided that (i) (A) a Loan Arrangement and Reimbursement Agreement by and between Lithium Nevada Corp. and the DOE (the “LARA”) to effect the DOE Loan has been executed and delivered by each of those parties and remains in full effect and in good standing, and (B) all ancillary agreements relating to the DOE Loan have either been executed and delivered simultaneously with the LARA or are in final agreed form with the DOE; (ii) [Redacted] and (iii) all other conditions precedent set forth in Section 4.1 of the Subscription Agreement have been satisfied or waived by GM (excluding the conditions that by their nature can only be satisfied at the Tranche 2 Closing), LAC may deliver to GM an Available Capital Notice and, subject to the satisfaction or waiver by LAC of all conditions precedent set forth in Sections 4.2(a), 4.2(b), 4.2(c) and 4.2(d) of the Subscription Agreement, the parties will complete the Tranche 2 Closing, in accordance with and subject to completion of, the following:

i.

GM will be entitled to the following, to be set forth in an amended and restated offtake agreement (an “Amended Offtake Agreement”) for the purchase by GM or its affiliates of offtake from the Thacker Pass Project, which Amended Offtake Agreement will incorporate the terms set forth in the Lithium Offtake Agreement between Lithium Americas (Argentina) Corp. and GM dated February 16, 2023, as assigned to LAC on October 3, 2023 and as it may be further assigned and amended after the date hereof (the “Current Offtake Agreement”), with modifications and amendments to incorporate the matters set forth below:

1.

GM shall have an exclusive right to purchase up to 100% of offtake from a Phase 2 expansion of production on the Thacker Pass Project (a “Phase 2 Expansion”), on substantially the same terms and conditions as that set forth in the Current Offtake Agreement, modified to provide for [Redacted] on the sale price for volumes produced from the Phase 2 Expansion;

2.

the aggregate purchase commitment of GM for offtake from both Phase 1 and from the Phase 2 Expansion under the Amended Offtake Agreement will be equal to the lesser of (i) the lithium carbonate equivalent of 20% of GM’s requirements for lithium that is necessary for use in the production of battery cells manufactured by GM or its affiliates, subsidiaries or joint venture partners in North America, with offtake from Phase 1 credited first until exhausted and offtake from Phase 2 credited thereafter; and (ii) 100% of production from Phase 1 and the Phase 2 expansion;

3.

if LAC’s board of directors does not make a final investment decision by which it directs LAC to undertake development of the Phase 2 Expansion (a “Phase 2 FID”) on or prior to December 31, 2030, then from January 1, 2031 LAC will pay to GM an aggregate $50 million, payable through quarterly payments amounting to 100% of the cash flow from the sale of offtake from the Thacker Pass Project that is not otherwise restricted from payment pursuant to the terms of the DOE Loan; and

ii.

upon delivery of such Available Capital Notice, LAC and GM agree that (x) the parties will execute and deliver the Amended Offtake Agreement at the Tranche 2 Closing; (y) the parties will be deemed to have set the Tranche 2 Closing Date as the fifteenth (15th) Business Day following the delivery of the Available Capital Notice and any Post-Extension Termination Notice will be deemed to be revoked; and (z) the “Outside Date” under the Tranche 2 Subscription Agreement shall be amended to mean the fifteenth (15th) Business Day following delivery of the Available Capital Notice.

3.

Confidentiality. The existence of, and contents of, this letter constitute “Confidential Information” of both GM and LAC pursuant to that certain Non-Disclosure Agreement, effective as of July 22, 2024, by and between General Motors LLC and LAC.

4.

Termination. All other obligations of the parties set forth in this letter agreement shall survive until the earlier of (a) the mutual written agreement of the parties to terminate this letter agreement, (b) the valid termination of the Tranche 2 Subscription Agreement in accordance with the terms and conditions set forth therein as modified herein; (c) the consummation of the Tranche 2 Closing in compliance with the terms and conditions of this letter agreement and, to the extent not modified by this Letter Agreement, the terms and conditions set forth in the Tranche 2 Subscription Agreement, and (d) [Redacted].

5.	[Redacted]

6.

Amendment to Tranche 2 Subscription Agreement. Except as specifically amended by this letter agreement, the Tranche 2 Subscription Agreement remains in full force and effect. If there is any conflict between any term or condition of this letter agreement and any term or condition of the Tranche 2 Subscription Agreement, the provisions of this letter agreement shall govern.

7.

Equitable Relief. Each of LAC and GM acknowledges that money damages may be both incalculable and an insufficient remedy for any breach of this letter agreement by the other party and that any such breach is likely to cause the non-breaching party irreparable harm. Accordingly, each of LAC and GM agrees that in the event of any breach or threatened breach of this letter agreement, the non-breaching party, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security.

8.

Additional General Provisions. All of the terms and conditions set forth in Article 9 (General Provisions) of the Tranche 2 Subscription Agreement (other than Section 9.8 (Entire Agreement), the first sentence of Section 9.13 (Public Notices/Press Releases), and Section 9.14 (Public Disclosure) thereof) are incorporated by reference as if fully set forth herein mutatis mutandis.

****

Sincerely,

GENERAL MOTORS HOLDINGS LLC

By:	/s/ Paul Jacobson
Name:	Paul Jacobson
Title:	Executive Vice President & Chief Financial Officer

Acknowledged and agreed to this 29th day of August, 2024

LITHIUM AMERICAS CORP.

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	President & Chief Executive Officer